FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934



                         For the month of November 2002


                               Luxfer Holdings PLC

                   The Victoria, Harbour City, Salford Quays,
                                Manchester M5 2SP


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20 F...X.............       Form 40 F...............



         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes.......................       No........X.............


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ..............................................

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Luxfer Holdings PLC

                                             By: /s/ Linda F. Seddon
                                                 --------------------------
                                             Name: Linda F. Seddon
                                             Title: Company Secretary

Dated:  November 7, 2002

Exhibit Index

1. Luxfer Holdings PLC Announcement to Bondholders & Analysts: Financial Results for the Nine Months Ended 30 September 2002